

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

July 23, 2010

Mr. Ben Verwaayen
Chief Executive Officer
Alcatel-Lucent
3, Avenue Octave Greard
75007
Paris, France

   RE: Alcatel-Lucent
     Form 20-F for the Fiscal Year Ended December 31, 2009
     Filed March 23, 2010, amended July 13, 2010
     File No. 001-11130

Dear Mr. Verwaayen:

   We have completed our review of your annual report on Form 20-F and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director

Cc: Lauren Boglivi, Esq.
   Via facsimile, 212-969-2900